FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files purusant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
          Baker III, John H.
          P. O. Box 988
          Laurel, MS  39441-0988

2.   Issuer Name and Ticker or Trading
          SAFM

3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####

4.   Statement for Month/Year
          March 1999

5.   If Amendment, Date of Original  (Month/Year)
          N/A

6.   Relationship of Reporting person to Issuer
          Director


 TABLE I. Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security  2. Trans-      3. Trans-  4.  Securities Acquired (A) or  5.) Amount of      6. Ownership Form: 7. Nature of
  (Instr.  3)           action Date    action      Disposed of (Instr.             Securities        Direct (d) or      Indirect
                        (Month/Day     Code        (Instr. 3, 4 and 5              Beneficially     (I) Indirect        Beneficial
                        Year)         (Instr.8)                                    Owned             Ownership          Ownership
                                                                                   at End of Month)                    (Instr.  4)
                                      Code  V      Amount (A) or    Price
                                                          (D)


Common Stock, $1.00
par value per share     3/26/99      P            10,000   A        12 15/16                               I           Family
                                                                                                                       Limited
                                                                                                                       Partnership
Common Stock, $1.00
par value per share     3/29/99      P            15,000   A        12 1/2           65,000                I           Family
                                                                                                                       Limited
                                                                                                                       Partnership








TableII--Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls warrants options, convertible securities)

1.  Title of   2. Conversion    3.Transaction  4. Trasac-   5. Number of     6. Date Exer-  7.Title and Amt. 8.Price
    Derivative    or Exercise     Date            tion Code    Derivative       cisable and   Under lying      of Deriv-
    Security      Price of                                     Securities       Expiration    Securities       ative
   (Instr.  3)    Derivative                                   Acquired orSe    Date                           Security
                  Security                                     Disposed of


                                                 Code     V     (A)     (D)     Date   Expir-  Title  Amt.
                                                                                Exerc- ation          or No.
                                                                                isable  Date          of Shares












9. Number of          10. Ownership Form of          11. Nature of Indirect
   Securities             Direct (D) or Indirect         Beneficial Ownership
   Owned at
   End of Month




Explanation of Responses:


                          /s/John H. Baker,III                       4/19/99

                          **Signaure of Reporting Person             Date